82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

04035545

12th July, 2004

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

SUPPL

Dear Sirs,

Distribution of Shareholding as on Quarter ended 30th June, 2004

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 30th June, 2004 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

7/16

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Distribution of Shareholding as on quarter ended 30th June, 2004

	Category	No. of Shares held	Percentage of shareholding
A.	**Promoter's Holding**		
1.	Promoters - Indian Promoters - Foreign Promoters	 Nil Nil	 Nil Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	**Nil**	**Nil**
B.	**Non-Promoter's Holding**		
3.	**Institutional Investors**		
a.	Mutual Funds and UTI	3,35,17,835	13.53
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	5,44,81,995	22.00
c.	Foreign Institutional Investors	3,59,28,919	14.51
	Sub-Total	**12,39,28,749**	**50.04**
4.	**Others**		
a.	Private Corporate Bodies	16,10,314	0.65
b.	Indian Public	3,04,05,817	12.28
c.	NRIs / OCBs	15,93,234	0.64
d.	Foreign Companies	8,04,35,870	32.48
e.	Foreign Nationals	14,808	0.00
f.	Depository for shares underlying GDRs	96,62,834	3.90
g.	Stock Exchanges	112	0.00
h.	Clearing Member Accounts	27,113	0.01
	Sub-Total	**12,37,50,102**	**49.96**
	GRAND TOTAL	**24,76,78,851**	**100.00**

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs and holdings by FIIs and NRIs)

No. of shares held	Percentage of shareholding
12,76,35,665	51.53%

ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 30TH JUNE, 2004

SL. NO.	NAME	NO. OF SHARE HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
	(a) Mutual Funds and UTI		
1	UNIT TRUST OF INDIA *	2,71,84,084	10.98
	(b) Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)		
2	LIFE INSURANCE CORPORATION OF INDIA *	2,91,41,392	11.77
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	70,83,777	2.86
4	THE ORIENTAL INSURANCE COMPANY LIMITED	53,46,104	2.16
5	GENERAL INSURANCE CORPORATION OF INDIA *	51,83,192	2.09
6	NATIONAL INSURANCE COMPANY LIMITED	47,83,674	1.93
7	UNITED INDIA INSURANCE COMPANY LIMITED	25,76,581	1.04
	(c) Foreign Institutional Investors		
8	M AND G INVESTMENT MANAGEMENT LIMITED A/C THE PRUDENTIAL ASSURANCE COMPANY LIMITED	38,91,628	1.57
	OTHERS		
	(a) Foreign Companies		
9	TOBACCO MANUFACTURERS INDIA LIMITED	6,61,85,496	26.73
10	MYDDLETON INVESTMENT CO.LTD.	1,08,06,932	4.36
11	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	34,43,442	1.39
	(b) Depository for shares underlying GDRs		
12	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	96,62,834	3.90

* Excludes Mutual Fund holdings.

ITC Limited 37 J. L. Nehru Road, KOLKATA-71